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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                    Resource Bancshares Mortgage Group, Inc.
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    761197102
                    ----------------------------------------
                                 (CUSIP Number)

                               Edward J. Sebastian
                           Suite 650, 1901 Main Street
                         Columbia, South Carolina 29201
                                 (803) 799-2256
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1997
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 761197102
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1.       Names of Reporting Persons

                  Resource Bancshares Corporation

         I.R.S. Identification Nos. of Above Persons (entities only)

                  57-0833038
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2.       Check the Appropriate Box if a Member of a Group (See
         Instructions)

                  (a)               [ ]
                  (b)               [ ]
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3.       SEC Use Only
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4.       Source of Funds (See Instructions)
                  WC
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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e) [ ]
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6.       Citizenship or Place of Organization
                  South Carolina
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Number of Shares           (7)      Sole Voting Power                       -0-
Shares Beneficially        -----------------------------------------------------
Owned by                   (8)     Shared Voting Power                      -0-
Each Reporting             -----------------------------------------------------
Person With                (9)     Sole Dispositive Power                   -0-
With                       -----------------------------------------------------
                           (10)     Shared Dispositive Power                -0-
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11.               Aggregate Amount Beneficially Owned by Each Reporting
                  Person            -0-
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12.               Check if Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions) [X]
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13.               Percent of Class Represented by Amount in Row (11)  0%
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14.               Type of Reporting Person  CO
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                         AMENDMENT NO. 2 TO SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                    RESOURCE BANCSHARES MORTGAGE GROUP, INC.

         Resource Bancshares Corporation ("RBC") hereby amends the statement on
Schedule 13D dated March 15, 1996, as amended by Amendment No. 1 to Schedule 13D dated April 18, 1997 (the original Schedule 13D, as amended by Amendment No. 1, is referred to hereinafter as the "Schedule 13D"), with respect to the common stock, $.01 par value per share, of Resource Bancshares Mortgage Group, Inc., a Delaware corporation ("RBMG"). Capitalized terms used but not defined herein shall have the meanings given them in the Schedule 13D.

         The purpose of this amendment is to report that, due to the consummation of the Merger described in Item 4, RBC disclaims beneficial ownership of all shares of Common Stock held of record by it effective as of December 31, 1997. Items not included in this amendment are either not amended or no longer applicable.

         Because RBC has ceased to be the beneficial owner of any registered equity securities of RBMG, this Amendment No. 2 is the final filing that will be made by RBC with respect to its beneficial ownership of such securities unless and until RBC again becomes the beneficial owner of more than five percent of such securities.

ITEM 3.  Source and Amount of Funds or Other Consideration.

The last two sentences of Item 3 are deleted and replaced with the following:

         "On September 24, 1996, the Issuer effected a seven percent stock dividend, and on December 31, 1997, the Issuer effected a five percent stock dividend. As a result, as of December 31, 1997, RBC holds of record 7,767,099 shares of Common Stock. However, because of the consummation of the Merger described in Item 4 effective as of December 31, 1997, the Issuer holds all of the shares of RBC entitled to vote in the election of RBC's directors, and, as described in Item 5, RBC disclaims beneficial ownership of all shares of Common Stock held of record by it."

ITEM 4.  Purpose of Transaction.

Item 4 is amended to read as follows:

         "The purpose of the acquisition of the Original Shares was to facilitate the formation of the Issuer. Simultaneous with the purchase of the shares by the Underwriters in the Issuer's initial public offering, (i) Republic National Bank, a wholly owned subsidiary of RBC, transferred to the Issuer the assets (with certain exceptions) of RBC's mortgage banking business held

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by it plus cash in an amount equal to the excess, if any, of the book value of the liabilities assumed over the assets transferred, (ii) the Issuer assumed all the liabilities to which the transferred assets were subject at the date of transfer along with certain other liabilities, (iii) Republic National Bank transferred 100% of the issued and outstanding shares of Common Stock owned by it to RBC as a dividend and (iv) the Issuer purchased the loan participation interests then held by 1st Performance National Bank, a wholly owned subsidiary of RBC, with cash from short term borrowings (the "Formation Transaction"). In connection with the Formation Transaction, RBC entered into a number of agreements with the Issuer relating to their continuing relationship. These agreements include (i) a formation agreement (providing for the formation of the Issuer and requiring that the audit committee of the Issuer, consisting of directors independent of both the Issuer and RBC, independently approve all transactions, other than those provided for in the Formation Transaction, between the Issuer and RBC for as long as RBC owns 25% or more of the outstanding Common Stock), (ii) a tax agreement (providing for filing of tax returns, allocating tax liability and establishing procedures for audits and contests of tax liabilities) and (iii) a registration rights agreement (giving RBC demand and piggy-back registration rights with respect to the Original Shares) (the "Registration Rights Agreement").

         The Issuer sold additional shares of Common Stock to the public on March 15, 1996 (the "Second Offering"). The purpose of the acquisition of the Acquisition Shares was to enable RBC to maintain approximately the same percentage ownership interest in the Issuer following the Second Offering as it had before the Second Offering. In connection with the Second Offering, RBC waived its rights under the Registration Rights Agreement in consideration in part of the Issuer's agreement to enter into Amendment No. 1 to the Registration Rights Agreement which provided that the Acquisition Shares would have generally the same registration rights as the Original Shares.

         On April 18, 1997, RBC and the Issuer entered into an Agreement of Merger (the "Merger Agreement"), pursuant to which RBC would merge with RBC Merger Sub, Inc., a wholly owned subsidiary of the Issuer (the "Merger"), and the stockholders of RBC would receive 1.08026 shares of Common Stock in exchange for each outstanding share of voting common stock and each outstanding share of non-voting common stock of RBC, with cash payments being paid in lieu of fractional shares. Pursuant to the terms of the Merger Agreement, RBC would be the surviving corporation and would become a wholly owned subsidiary of the Issuer. The shares of Common Stock owned by RBC prior to the Merger would continue to be owned by RBC following the Merger but would not be counted in the number of outstanding shares of Common Stock for accounting purposes and would not be entitled to

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vote as long as the Issuer owns a majority of the shares of RBC common stock entitled to vote in the election of directors of RBC. The Merger Agreement also provided for the Issuer to amend its Certificate of Incorporation to increase the number of authorized shares of Common Stock from 25,000,000 to 50,000,000.

         The Merger Agreement was amended on September 18, 1997 to extend its termination date and again on December 12, 1997 to adjust the stock conversion ratio to account for a cash dividend declared by the Issuer on October 31, 1997. As a result of the second amendment to the Merger Agreement and the stock dividend effected by the Issuer on December 31, 1997, the stock conversion ratio was increased to 1.13747 shares of Common Stock for each outstanding share of voting common stock and each outstanding share of non-voting common stock of RBC. Further information regarding the Merger and the Merger Agreement, as amended, can be found in the Amendment No. 1 to Form S-4 (registration number 333-29245) filed by the Issuer with the Securities and Exchange Commission on December 1, 1997. The Merger was approved by the boards of directors and shareholders of each of RBC and the Issuer and became effective on December 31, 1997. On that date, as a result of the Merger, RBC became a wholly owned subsidiary of the Issuer.

         Also on April 18, 1997, the Issuer entered into an Agreement of Merger with Walsh Holding Company, Inc., a Delaware corporation ("Walsh"), pursuant to which Walsh would merge with Carolina Merger Sub, Inc., a wholly owned subsidiary of the Issuer. On November 3, 1997, the Issuer and Walsh announced the joint termination of their merger agreement. Further information regarding the Walsh merger agreement can be found in the Issuer's Form 10-Q for the quarter ended September 30, 1997.

         Because RBC is now a wholly owned subsidiary of the Issuer and, as described in Item 5, may not vote the shares of Common Stock held of record by it, it has no independent plans which relate to or would result in any of the following: (i) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material changes in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a

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national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to those enumerated above."

ITEM 5.  Interest in Securities of the Issuer.

Item 5 is amended to read as follows:

         "As a result of the Merger described in Item 4, on December 31, 1997, RBC became a wholly owned subsidiary of the Issuer. Under Section 160(c) of the Delaware General Corporation Law, none of the shares of Common Stock held of record by RBC may be voted or counted for quorum purposes so long as the Issuer holds a majority of the shares of RBC entitled to vote in the election of RBC's directors. Moreover, the shares of Common Stock held of record by RBC are no longer treated as outstanding for accounting purposes. Accordingly, as of December 31, 1997 RBC disclaims beneficial ownership of all of the shares of Common Stock held of record by it and is therefore no longer subject to the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder."

ITEM 7.  Material to be Filed as Exhibits.

The following additional materials are filed as exhibits:

8. First Amendment to Agreement of Merger, dated September 18, 1997, and Second Amendment to Agreement of Merger, dated November 12, 1997, among Resource Bancshares Mortgage Group, Inc., RBC Merger Sub, Inc. and Resource Bancshares Corporation, incorporated by reference to Exhibit
         2.1 of Amendment No. 1 to Form S-4 (registration number 333-29245) filed by the Issuer on December 1, 1997

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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 9, 1998


                                          RESOURCE BANCSHARES CORPORATION

                                      By: /s/ Edward J. Sebastian
                                          -----------------------------
                                          Edward J. Sebastian, Chairman
                                          and Chief Executive Officer



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